Filed pursuant to Rule 433

Registration Statement File No. 333- 180492

November 8, 2012

Pricing Term Sheet

The information in this pricing term sheet relates only to the securities described in, and should be read together with, the preliminary prospectus supplement, dated October 26, 2012, and the accompanying prospectus, dated May 25, 2012, and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus and the accompanying prospectus.

Issuer	Prospect Global Resources Inc.
Securities offered by us

15,000,000 shares of common stock plus up to 2,250,000 additional shares of common stock that we will issue and sell in the event that the Underwriters exercise their 30 day option to purchase additional shares of our common stock to cover over-allotments, if any.

Common stock to be outstanding after this offering	70,714,468 shares (72,964,468 shares of common stock if the Underwriters exercise their over-allotment option to purchase additional shares of common stock in full)(1)
Price to the Public	$1.75 per share.
Underwriting discount	$0.105 per share.
Net Proceeds to us	$24,675,000
Closing Date	November 14, 2012.
Use of Proceeds

We intend to use $9.7 million of the net proceeds from this offering for a required payment due to The Karlsson Group under the $125,000,000 promissory note we issued in connection with the closing of our acquisition of the 50% interest in AWP formerly held by The Karlsson Group, $4.9 million to fund the preparation of a bankable feasibility study, $4.8 million for engineering, $1.0 million for permitting and environmental, $0.6 million for leasehold commitments and the balance for general corporate purposes and working capital.

NASDAQ Trading Symbol	PGRX
Underwriters	Dahlman Rose & Company, LLC, Macquarie Capital (USA) Inc., Roth Capital Partners, LLC, and Sterne Agee & Leach, Inc.

(1)                                 The total number of shares of our common stock outstanding as of November 7, 2012 is 55,714,468 and excludes, as of November 7, 2012, the following:

•                  14,639,000 shares of common stock reserved for future issuance under our equity incentive plans. As of the date of this prospectus supplement, there were outstanding options under our equity incentive plans to purchase (i) 3,415,000 shares of our common stock with an exercise price of $4.25 per share, (ii) 3,346,000 shares of our common stock with an exercise price of $2.60 and (iii) 300,000 shares of our common stock with an exercise price of $2.88;

•                  20,779,534 shares of common stock issuable upon exercise of outstanding warrants as of the date of this prospectus supplement with exercise prices ranging from $2.25 per share to $5.02 per share with a weighted average exercise price of $3.66 per share;

•                  approximately 979,241 shares of common stock issuable to our advisor Thornton Group LLC for services provided in connection with entering into the potash supply agreement with Sichuan Chemical;

•                  150,000 shares of common stock issuable to our investment relations advisor, COR Capital LLC pursuant to our Investor Relations Consulting Agreement with COR;

•                  955,944 shares of common stock issuable to Grandhaven Energy LLC upon exercise of the option contained in the Potash Royalty Purchase and Sale Agreement and Option dated effective as of November 22, 2011 between Grandhaven and us; and

•                  common stock that may be issuable to Apollo in connection with the conversion of the Apollo Notes, Apollo’s option to acquire 16.7 million shares of our common stock, common stock issuable to Apollo if the estimated total capital costs for the Holbrook Project exceeds certain thresholds, and common stock purchasable by Apollo in connection with a potential default under The Karlsson Group promissory note, in each case pursuant to the proposed Apollo Financing.

USE OF PROCEEDS

The net proceeds from the sale of the shares of the Common Stock in this offering are estimated to be approximately $24.3 million after deducting the underwriting discount and estimated expenses of the offering ($28.0 million if the underwriters’ over-allotment option is exercised in full).

We intend to use the net proceeds from this offering to fund the ongoing development of the Holbrook Project, which includes (i) a payment due under Old Prospect Global’s $125 million promissory note issued to The Karlsson Group in connection with the closing of our acquisition of the 50% interest in AWP formerly held by The Karlsson Group, (ii) preparation of a bankable feasibility study, (iii) engineering, (iv) permitting and environmental, (v) leasehold commitments, and (vi) the balance for general corporate purposes and working capital.

A preliminary estimate of the allocation of the use of proceeds described above is as follows (in millions):

Payment due under Old Prospect Global’s promissory note to The Karlsson Group	$9.7
Bankable feasibility study	$4.9
Engineering	$4.8
Permitting and Environmental	$1.0
General corporate purposes	$3.3
Leasehold commitments	$0.6
Total	$24.3

The actual use of the proceeds from this offering may vary depending on our operating and capital needs from time to time. There may be circumstances where, for business reasons, a reallocation of funds may be necessary, including for the potential acquisition of further mineral leases in the Holbrook Project area, though no acquisitions are currently imminent. Pursuant to our exclusivity agreement with Apollo, we are obligated to pay Apollo a termination fee of $7.5 million plus expenses incurred by Apollo and its advisers in connection with the transaction, subject to a cap, if we do not enter into definitive documents for the purchase of the Apollo Notes by November 19, 2012. The termination fee would be paid out of the proceeds of this offering of our common stock and may impede our ability to use the full amount of the proceeds as anticipated. Until such time as the net proceeds of this offering are used as described above, we intend to invest the net proceeds primarily in short-term investments, including cash bank accounts, money market accounts that are invested in U.S. treasury bills or U.S. treasury-backed securities.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of June 30, 2012, on (i) an actual basis, (ii) an as adjusted basis to reflect the issuance and sale of 15,400,000 shares of the Common Stock at $2.60 per share in a public offering on July 5, 2012 as well as our acquisition of the remaining 50% interest in AWP as if each of the public offering of common stock on July 5, 2012 and the acquisition of the remaining 50% of AWP took place on June 30, 2012 and (iii) a pro forma, as adjusted basis to reflect the issuance and sale of 15,000,000 shares of the Common Stock offered by this prospectus supplement at a public offering price of $1.75 per share, after deducting the underwriting discount (assuming no exercise of the Underwriters’ over-allotment option to purchase up to 2,250,000 additional shares) and our estimated expenses of the offering and the application of the net proceeds from this offering. The table does not reflect the proposed Apollo Financing, which is only subject to a non binding letter of intent as of the date of this pricing term sheet, and which is not expected to close until the first half of 2013. This information should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended March 31, 2012 and in our quarterly report on Form 10-Q for the quarter ended June 30, 2012, our audited financial statements and related notes for the period ended March 31, 2012, included in the Form 10-K and our unaudited financial statements and related notes for the period ended June 30, 2012 included in the Form 10-Q, both incorporated by reference in the prospectus supplement, and the unaudited pro forma consolidated financial statements.

	As of June 30, 2012
	Actual	As Adjusted for July 5, 2012 Issuance of 15,400,000 Shares and August 1, 2012 AWP Acquisition	Pro Forma, as Adjusted for the Issuance of the Common Stock

Cash and cash equivalents	$1,283,007	$18,670,107	$33,247,107

Total debt:

Old Prospect Global Promissory Note	$—	$125,000,000	$115,282,000

Shareholders’ equity:

Common stock: $0.001 par value; 100,000,000 shares authorized (increased to 300,000,000 on August 27, 2012); 39,489,173 shares issued and outstanding as of June 30, 2012; 69,889,173 shares issued and outstanding after giving effect to this offering(1)(2)	39,489	54,889	69,889

Preferred Stock: $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of March 31, 2012 (increased to 100,000,000 on August 27, 2012); none issued and outstanding after giving effect to this offering	—	—	—

Additional paid-in capital	87,718,845	(9,594,412)	14,685,588

Losses accumulated in development stage	(83,031,569)	(83,031,569)	(83,031,569)

Total shareholders’ equity — Prospect	4,726,765	(92,571,092)	(68,276,092)

Non-controlling interest	7,914,943	—	—

Total shareholders’ equity	12,641,708	(92,571,092)	(68,276,092)

Total capitalization	$12,641,708	$32,428,908	$47,005,908

(1)                                 The total number of shares of our common stock outstanding as of June 30, 2012 is 39,489,173 and excludes, as of June 30, 2012, the following:

•                  15,400,000 shares of common stock issued in a public offering on July 5, 2012.

•                  14,639,000 shares of common stock reserved for future issuance under our equity incentive plans. As of the date of this prospectus supplement, there were outstanding options under our equity incentive plans to purchase (i) 3,415,000 shares of our common stock with an exercise price of $4.25 per share, (ii) 3,346,000 shares of our common stock with an exercise price of $2.60 and (iii) 300,000 shares of our common stock with an exercise price of $2.88;

•                  20,779,534 shares of common stock issuable upon exercise of outstanding warrants as of the date of this prospectus supplement with exercise prices ranging from $2.25 per share to $5.02 per share with a weighted average exercise price of $3.66 per share;

•                  approximately 979,241 shares of common stock issuable to our advisor Thornton Group LLC for services provided in connection with entering into the potash supply agreement with Sichuan Chemical;

•                  450,000 shares of common stock issued to our employees as compensation;

•                  140,000 shares of common stock issued and 150,000 shares of common stock issuable to our investment relations advisor, COR Capital LLC pursuant to our Investor Relations Consulting Agreement with COR;

•                  235,295 shares of common stock issued in a private placement;

•                  955,944 shares of common stock issuable to Grandhaven Energy LLC upon exercise of the option contained in the Potash Royalty Purchase and Sale Agreement and Option dated effective as of November 22, 2011 between Grandhaven and us; see Note 9 to our financial statements contained in our annual report on Form 10-K for the year ended March 31, 2012 which is incorporated herein by reference; and

•                  common stock that may be issuable to Apollo in connection with the conversion of the Apollo Notes, Apollo’s option to acquire 16.7 million shares of our common stock, common stock issuable to Apollo if the estimated total capital costs for the Holbrook Project exceeds certain thresholds, or common stock purchasable by Apollo in connection with a potential default under The Karlsson Group promissory note, in each case pursuant to the proposed Apollo Financing.

(2)           Assumes the Underwriters’ over-allotment option to purchase 2,250,000 shares of common stock is not exercised.

We have filed a Registration Statement (File No. 333- 180492) (including a base shelf prospectus dated May 25, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the Registration Statement and the documents incorporated therein by reference that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Dahlman Rose & Company, LLC or Macquarie Capital (USA) Inc., will arrange to send you the Registration Statement and any document incorporated therein by reference if you request such documents by calling Dahlman Rose & Company, LLC collect at (212) 702-4521 or Macquarie Capital (USA) Inc. at (888) 268-3937.

With the exception of historical matters, the matters discussed in this pricing term sheet include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding future sales of common stock and the use of proceeds from such sales. Factors that could cause actual results to differ materially from projections or estimates include, among others, potash prices, economic and market conditions, as well as the additional risks described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended March 31, 2012. Most of these factors are beyond our ability to predict or control. The forward looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update any forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.